EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

                                          For the
                                         Nine Months
                                           Ended
                                        September 30,
                                            2002       2001       2000      1999      1998      1997
                                          ---------  --------- --------- --------- --------- ---------
Income(Loss)From Continuing Operations:..  $30,578    $30,277   $26,009   $22,053   $19,403   ($2,797)
Add Back:
  Interest Expense.......................   19,676     29,126    25,791    19,697    14,033     7,043
  Write-off of Unamortized Loan Costs....       --         --        --        --        --     2,295
  Acquisition LLC Financing Costs........       --         --        --        --        --     6,973
                                          ---------  --------- --------- --------- --------- ---------
    Earnings Available for Fixed Charges   $50,254    $59,403   $51,800   $41,750   $33,436   $13,514
                                          ---------  --------- --------- --------- --------- ---------
Combined Fixed Charges and Preferred
Stock Dividends:
  Interest Incurred......................  $29,993    $40,840   $33,832   $23,791   $16,264    $7,139
  Write-off of Unamortized Loan Costs(a).       --         --        --        --        --     2,295
  Acquisition LLC Financing Costs(b).....       --         --        --        --        --     6,973
  Preferred Stock Dividends..............    6,354      3,666     3,666     2,036        --     3,038
                                          ---------  --------- --------- --------- --------- ---------
    Total Combined Fixed Charges and
    Preferred Stock Dividends............  $36,347    $44,506   $37,498   $25,827   $16,264   $19,445
                                          ---------  --------- --------- --------- --------- ---------
Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends(c).......    1.38       1.33      1.38      1.62      2.06      0.69

____________

  This amount represents unamortized loan costs associated with debt retired in connection with the IPO.

  This amount represents the portion of the purchase price of the membership interests in ARE Acquisitions, LLC (the "Acquisition LLC") paid by the Company in excess of the cost incurred by the Acquisition LLC to acquire the three Life Science Facilities owned by it.

  For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuting operations before income taxes (before extraordinary item) and fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest), write-off of unamortized loan costs, Acquisition LLC Financing Costs (see Note (b)), and preferred stock dividends.